                                                                     Exhibit 4

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Material issues that could give rise to measurement differences to these consolidated financial statements are as follows:

     (a)  Stock-based compensation:

          As described in note 8, the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123 (SFAS 123) requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to adopt the fair value method of valuing employee stock-based compensation for grants made on or after January 1, 2003. The Company continues to measure compensation cost for grants made prior to that date on the intrinsic value basis set out in APB Opinion No. 25. Although options are granted at exercise prices based on the market value of the Company's share at the date of Board approval, due to a requirement for shareholder approval in a prior year, for accounting purposes the deemed grant date of certain options was at a subsequent date. Based on market and exercise prices at the date of shareholder approval, stock compensation expense for options granted prior to January 1, 2003 of $24,000 (2002 - $275,000; 2001 - $308,000)
          has been recognized. There was no stock compensation expense for options granted in 2003 under the fair value method.

          During the year ended December 31, 1999, the Company repriced certain outstanding options held by non-executive employees. Such options, to the extent they were still outstanding, were required to be accounted for as variable plan options with effect from July 1, 2000. In addition, during the year ended December 31, 2000 the Company cancelled certain options which resulted, for accounting purposes, in an effective repricing. The deemed replacement options issued are also accounted for as variable plan options with effect from the later of date of cancellation and their grant date for accounting purposes. Under variable plan accounting, compensation expense is recorded to the extent that the market price of the Company's shares exceeds the price at the measurement date until such options are exercised, cancelled or forfeited. Based on market prices at the relevant dates, no variable plan stock compensation expense is required to have been recorded to December 31, 2003.

                                                                              1
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ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (b)  Financial instruments and derivatives:

          The Company accounts for financial instruments, other than derivatives, at cost less allowances for impairment.

          Commencing January 1, 2001, the Company has recognized derivative instruments on the consolidated balance sheet at their fair value. On the date a derivative contract is entered into, the Company either designates the derivative as a hedge of the fair value, cash flows or foreign currency risks of an underlying transaction or balance, as appropriate in the circumstances, or accounts for the derivative as a speculative instrument. Where the derivative is to be accounted for as a hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. The Company will also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

          Changes in fair value of a derivative that is identified and highly effective as a hedge are excluded from income to be recognized at the time of the underlying transaction. Changes in the fair value of derivatives that are not accounted for as hedges are recognized in the determination of income as they occur.

          At January 1, 2001 and to December 31, 2003, the Company had no derivative instruments outstanding. For US GAAP purposes, the unrecognized gain at January 1, 2001 of $2.4 million from the settlement of a natural gas contract, has been reclassified as a transition adjustment to other comprehensive income. In addition, the deferred gain recognized during the year ended December 31, 2001 as an adjustment of the cost of natural gas purchased of $2.4 million has been reflected as a reduction in other comprehensive income.

     (c)  Bond premium:

          As disclosed in note 8, the Company has classified the unamortized premium on the bonds issued in conjunction with the AT Plastics Acquisition as a reduction to deferred financing costs. For U.S. GAAP purposes, this amount would be classified as an addition to the face amount of the bonds.

                                                                              2
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ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (d)  Shipping and handling costs:

          As discussed in note 2(h), sales are disclosed net of shipping and handling costs. Under US GAAP, such costs would not be netted against sales but would increase cost of goods sold.

          Accordingly, under US GAAP sales and cost of goods sold would be as follows:

                                                          2003        2002        2001
          ----------------------------------------------------------------------------
          Sales                                     $  366,930   $  33,683  $  249,002
          Cost of goods sold                           309,234     194,612     198,507

     (e)  Comprehensive earnings (loss):

          Under US GAAP, the Company is required to report and display comprehensive earnings (loss) which includes both net earnings and other gains and losses affecting shareholders' equity that are excluded from net earnings (loss). The only components of comprehensive earnings (loss) are the net earnings (loss) for the year, the foreign currency translation component of shareholders' equity and the transition adjustment and reduction. This information is presented below. Accumulated other comprehensive loss at December 31, 2003 and 2002 equals the cumulative translation adjustment account balance as reported in the consolidated balance sheet prepared in accordance with Canadian GAAP.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (f)  Impact of differences:

          These differences would have affected the reported loss and retained earnings (deficit) as follows:

                                                          2003         2002         2001
          ------------------------------------------------------------------------------
          Net earnings (loss) - Canadian GAAP        $ (18,977)   $ (12,923)   $   1,644
          Stock compensation expense (a)                   (24)        (275)        (308)
          ------------------------------------------------------------------------------

          Net earnings (loss) - US GAAP                (19,001)     (13,198)       1,336
          Other comprehensive earnings (loss):
               Cumulative translation adjustment        33,800       30,943      (10,320)
               Transition adjustment (b)                     -            -        2,454
               Reduction in unrecognized gain on
                 cash flow derivative (b)                    -            -       (2,454)
          ------------------------------------------------------------------------------

          Comprehensive earnings (loss)
             - US GAAP (e)                           $  14,799    $  17,745    $  (8,984)
          ==============================================================================

          Basic net earnings (loss) per common
             share - US GAAP                         $   (0.66)   $   (0.50)   $    0.05
          ==============================================================================

          Diluted net earnings (loss) per common
            share - US GAAP                          $   (0.66)   $   (0.50)   $    0.05
          ==============================================================================

                                                                       2003         2002
          ------------------------------------------------------------------------------
          Deficit - Canadian GAAP                                 $ (30,699)   $ (11,563)
          Stock compensation expense                                   (607)        (583)
          ------------------------------------------------------------------------------

          Deficit - US GAAP                                       $ (31,306)   $ (12,146)
          ==============================================================================

                                                                              4
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ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED):

     (g)  Recent accounting pronouncements:

          (i)   Statement of Financial Accounting Standards No. 143:

                SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS" provides accounting requirements for retirement obligations associated with tangible long-lived assets for which the legal obligation to settle is a result of an existing legal obligation, including those obligations to settle due to an existing or enacted law, written or oral contract, or by legal construction under the doctrine of promissory estoppel. Such an obligation would be recognized in the period in which it meets the definition of a liability, and on initial recognition, the liability would be measured at fair value. SFAS 143 requires the recognition of changes in the liability resulting from the (1) passage of time and (2) revisions in cash flow estimates. In addition, SFAS 143 includes certain disclosure requirements. For the Company, SFAS 143 is effective in fiscal 2003.

          (ii)  Statement of Financial Accounting Standards No. 146:

                SFAS No. 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES" addresses the financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

          (iii) Statement of Financial Interpretation No. 45:

                In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS" addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 further requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur, initially at the guarantee's fair value. The recognition of the liability is required regardless of the probability that payments will be required.

          There was no material impact on the adoption of SFAS 143 by the Company on January 1, 2003 as the extent and timing of any retirement settlement obligation is indeterminate. In preparing the consolidated financial statements, the Company has considered the disclosure requirements of FIN 45. There has been no impact from the adoption of SFAS 146.

                                                                              5